Exhibit 99.1

News Release 2017-26

Contact:
Dianne VanBeber
Vice President, Investor Relations and Corporate Communications
dianne.vanbeber@intelsat.com
+1 703-559-7406

Intelsat Announces First Quarter 2017 Results

•	First quarter revenue of $538.5 million

•	First quarter net loss attributable to Intelsat S.A. of $34.6 million

•	First quarter Adjusted EBITDA of $409.8 million or 76 percent of revenue

•	$8.5 billion contracted backlog

•	Intelsat reaffirms 2017 Guidance

•	Exchange Offers and Consent Solicitations launched in March 2017 pursuant to Conditional Merger with OneWeb

Luxembourg, 27 April 2017

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced financial results for the three months ended March 31, 2017.

Intelsat reported total revenue of $538.5 million and net loss attributable to Intelsat S.A. of $34.6 million for the three months ended March 31, 2017.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $398.1 million and Adjusted EBITDA1 of $409.8 million, or 76 percent of revenue for the three months ended March 31, 2017.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “Revenue of $538 million and Adjusted EBITDA of $410 million for the first quarter reflect our continuing business transition as we continue to make progress on the initiatives that will enable new services and create top line growth for our company. Over the course of the first quarter, Intelsat 33e and Intelsat 32e entered into service. Our managed services, IntelsatOne® Flex, are attracting new customers and will begin to generate incremental revenues as these networks activate over the course of 2017.”

Mr. Spengler continued, “Growth in our media business was driven by the two fully-committed satellites placed into service in 2016. While we continue to work through some near-term headwinds, our network services and government businesses are leveraging the higher performance services available from the Intelsat EpicNG network, which is now available on five continents. Backlog as of March 31, 2017 was $8.5 billion.”

Mr. Spengler concluded, “Our proposed conditional merger with OneWeb, which was announced on 28 February, is pending completion of our announced debt exchange transactions and receipt of certain other approvals. We believe the transaction creates a company with greater growth opportunities and a strong financial foundation. Importantly, we will be better positioned to achieve our shared mission to unlock new applications for satellite-based solutions, connecting people and devices everywhere.”

First Quarter 2017 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $212.9 million (or 39 percent of Intelsat’s total revenue) for the three months ended March 31, 2017, a decrease of 7 percent compared to the three months ended March 31, 2016.

Media

Media revenue was $225.1 million (or 42 percent of Intelsat’s total revenue) for the three months ended March 31, 2017, an increase of 6 percent compared to the three months ended March 31, 2016.

Government

Government revenue was $91.9 million (or 17 percent of Intelsat’s total revenue) for the three months ended March 31, 2017, a decline of 11 percent compared to the three months ended March 31, 2016.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,050 station-kept wide-beam transponders was 78 percent at March 31, 2017, compared to 77 percent as of December 31, 2016. Note that Intelsat 31, an in-orbit spare satellite, is not included in the station-kept transponder count. Separately, our fleet includes approximately 650 36MHz units of high-throughput Intelsat EpicNG capacity.

Satellite Launches

Intelsat 32e, the Intelsat EpicNG Ku-band payload, was successfully launched on February 14, 2017 and entered service on March 30, 2017.

The company has two additional satellite launches scheduled for 2017: Intelsat 35e in late June 2017 on a SpaceX, Falcon 9 rocket; and Intelsat 37e in the third quarter of 2017 on an Arianespace, Ariane 5 rocket.

Contracted Backlog

At March 31, 2017, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.5 billion, as compared to $8.7 billion at December 31, 2016.

Conditional Combination Agreement with WorldVu Satellites Limited (“OneWeb”)

Intelsat and OneWeb announced on February 28, 2017 that they had entered into a conditional combination agreement (the “Combination Agreement”), pursuant to and subject to the terms and conditions of which, OneWeb, the builder of a new Low Earth Orbit (“LEO”) global communications system, will merge with and into Intelsat to create a next-generation communications company (the “Merger”). In addition, subject to the terms and conditions of a share purchase agreement between Intelsat and SoftBank Group Corp. (“SoftBank”), which currently owns equity in OneWeb and has additional investments in OneWeb pending subject to certain conditions, SoftBank is expected to invest an additional $1.7 billion in newly issued common and preferred equity of the combined company (the “SoftBank Investment”) to support the acceleration of the combined company’s growth strategies and strengthen Intelsat’s capital structure.

The Merger and the SoftBank Investment are expected to be completed late in the third quarter of 2017, and are conditioned upon the consummation of certain Intelsat debt exchange offers, the receipt of certain regulatory approvals, and the consent and approval by both Intelsat and OneWeb shareholders, as well as other customary closing conditions. Further details on the status of the exchange offers are provided below. There can be no assurance that the Merger or the SoftBank Investment will be completed, or whether the terms will be amended from those described above.

Capital Structure Activities

In January 2017, Intelsat (Luxembourg) S.A. completed an exchange offer whereby it exchanged $403.3 million aggregate principal amount of its 6  3⁄4% Senior Notes due 2018 (the “2018 Lux Notes”) for an equal aggregate principal amount of its newly issued 12.5% Senior Notes due 2024 (the “2024 Lux Notes”). This exchange consisted of the tender of $377.6 million aggregate principal amount of 2018 Lux Notes held by Intelsat Connect Finance S.A. which it acquired as a result of exchange transactions completed in December 2016, together with $25 million aggregate principal amount of 2018 Lux Notes that Intelsat (Luxembourg) S.A. repurchased in the first quarter of 2015.

On March 24, 2017, Intelsat S.A. announced that its indirect wholly-owned subsidiaries, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), Intelsat Connect Finance S.A. (“ICF”), and Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg” and, together with Intelsat Jackson and ICF, the “Issuers”) each had commenced an offer or offers to exchange (collectively, the “Exchange Offers”) certain of their respective outstanding senior unsecured notes (the “Existing Notes”) for new Exchange Notes.

The Exchange Offers and related Consent Solicitations are being conducted pursuant to the Combination Agreement. The Exchange Offers are subject to certain conditions precedent, including, among others, the tender of a minimum of 85% of the aggregate outstanding principal amount of each series of Existing Notes.

On April 21, 2017, Intelsat announced that the deadline for tenders in the Exchange Offers had been extended to May 10, 2017.

Financial Results for the Three Months Ended March 31, 2017

On-Network revenues generally include revenue from any services delivered via our satellite or ground network. On-Network services also include revenues from our channel services product, which are not detailed here as they are immaterial in size and we no longer actively market these services. Off-Network and Other Revenues generally include revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenues reported a decline of $2.4 million to $491.4 million as compared to the three months ended March 31, 2016:

•	Transponder services reported an aggregate decrease of $1.5 million, primarily due to a $19.3 million decrease in revenue from network services customers, partially offset by a $17.8 million increase from media customers. The network services decline was mainly due to previously noted lower pricing on renewing wide-beam services for enterprise and wireless infrastructure related to activity in Africa, and non-renewals of point-to-point services from customers operating in Africa and Latin America. The network services decline was also due to non-renewals of services related to the challenging economic environment in Russia. The media increase resulted primarily from growth in direct-to-home television services in the Latin America, Caribbean and Africa regions, partially offset by declines in the Asia-Pacific and North America regions.

•	Managed services reported an aggregate increase of $0.3 million, largely due to a net increase of $8.1 million in revenue from network services customers for broadband services for primarily air and maritime mobility applications, largely offset by declines in revenue of $2.2 million from network services customers for point-to-point trunking applications, which are switching to fiber alternatives, and a $1.7 million decrease from media customers for occasional video solutions.

Total Off-Network and Other Revenues reported an aggregate decline of $11.8 million, or a decrease of 20 percent, to $47.0 million, as compared to the three months ended March 31, 2016:

•	Transponder, MSS and other Off-Network services reported an aggregate decrease of $10.8 million, primarily due to reduced sales of customer premises equipment and decreases in services for government applications, largely related to sales of Off-Network managed services.

•	Satellite-related services reported a slight aggregate decrease of $1.0 million, primarily due to decreased revenue from professional services supporting third-party satellites.

For the three months ended March 31, 2017, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) decreased by $3.0 million, or 3 percent, to $84.5 million, as compared to the three months ended March 31, 2016. This reflects a decrease of $8.4 million largely due to lower cost of sales for customer premise equipment related to our government customer set and declines in cost of Off-Network fixed satellite services and managed services capacity purchased in support of our government business. This was partially offset by an increase of $1.8 million in staff-related expenses in relation to the company’s managed services strategy, an increase of $1.4 million in satellite-related insurance costs due to recent launches and a $1.2 million increase in licenses and fees.

Selling, general and administrative expenses remained consistent at $57.3 million, as compared to the three months ended March 31, 2016. A $6.4 million increase in professional services fees were substantially offset by a $6.6 million decline in bad debt expense from the Latin America region.

Depreciation and amortization expense increased by $10.3 million, or 6 percent, to $179.1 million, as compared to the three months ended March 31, 2016.

Interest expense, net consists of the interest expense we incur offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $29.3 million, or 14 percent, to $246.2 million for the three months ended March 31, 2017, as compared to $216.9 million in the three months ended March 31, 2016. This was principally due to a net increase of $18.1 million in interest expense primarily driven by new debt issuances in 2016, which was offset by certain discounted debt repurchases and exchanges in 2016, and an increase of $10.4 million from lower capitalized interest for the three months ended March 31, 2017, primarily resulting from a decreased number of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $11.8 million for the three months ended March 31, 2017, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Other income, net was $1.3 million for the three months ended March 31, 2017, as compared to other expense, net of $0.6 million for the three months ended March 31, 2016. The increase of $1.9 million was primarily due to a $2.0 million increase in income related to our business conducted in Brazilian reais.

Provision for income taxes was $6.8 million for the three months ended March 31, 2017, as compared to $5.4 million for the three months ended March 31, 2016. The increase was principally due to higher income for our U.S. subsidiaries for the three months ended March 31, 2017. Cash paid for income taxes, net of refunds, totaled $16.5 million for the three months ended March 31, 2017, as compared to $11.6 million for the three months ended March 31, 2016.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $34.6 million for the three months ended March 31, 2017, compared to net income attributable to Intelsat S.A. of $15.3 million for the same period in 2016.

Net loss per diluted common share attributable to Intelsat S.A. was $0.29 for the three months ended March 31, 2017, compared to net income per diluted common share of $0.13 for the same period in 2016.

EBITDA was $398.1 million for the three months ended March 31, 2017, compared to $407.5 million for the same period in 2016.

Adjusted EBITDA was $409.8 million for the three months ended March 31, 2017, or 76 percent of revenue, compared to $417.7 million, or 76 percent of revenue, for the same period in 2016.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended March 31,		Three Months Ended March 31,
	2016		2017

Network Services	$227,687	41%	$212,933	39%
Media	212,138	38%	225,054	42%
Government	103,532	19%	91,919	17%
Other	9,286	2%	8,578	2%

	$552,643	100%	$538,484	100%

By Service Type

	Three Months Ended March 31,		Three Months Ended March 31,
	2016		2017

On-Network Revenues
Transponder services	$390,374	71%	$388,878	72%
Managed services	100,614	18%	100,917	19%
Channel services	2,837	1%	1,640	0%

Total on-network revenues	493,825	89%	491,435	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	46,217	8%	35,439	7%
Satellite-related services	12,601	2%	11,610	2%

Total off-network and other revenues	58,818	11%	47,049	9%

Total	$552,643	100%	$538,484	100%

Free Cash Flow Used in Operations

Net cash provided by operating activities was $178.4 million for the three months ended March 31, 2017, and free cash flow used in operations1 was $18.4 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) and other payments for satellites from financing activities. Payments for satellites and other property and equipment from investing activities during the three months ended March 31, 2017 was $178.5 million.

Financial Outlook 2017

Today, Intelsat reaffirmed its 2017 revenue and Adjusted EBITDA guidance issued on February 28, 2017, in which the company expects the following:

Revenue: Intelsat forecasts full-year 2017 revenue to be in a range of $2.180 billion to $2.225 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full-year 2017 to be in a range of $1.655 billion to $1.700 billion.

Capital Expenditures: As disclosed on February 28, 2017, in light of the proposed Merger with OneWeb, we will defer providing guidance on capital expenditures prior to the completion of the transaction. Once the Merger is completed, the results of a thorough technical and business evaluation will be quantified to produce a combined capital expenditure plan.

[1]	In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q1 2017 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Thursday, April 27, 2017 to discuss the Company’s first quarter financial results for the period ended March 31, 2017. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 92095288.

Participants will have access to a replay of the conference call through May 4, 2017. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 92095288.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, and beliefs about the benefits of the proposed merger and investment transactions, the transactions parties’ plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transactions; our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; the possibility that the proposed Merger and SoftBank Investment do not close when expected or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed Merger and SoftBank Investment; competitive responses to the proposed Merger and SoftBank Investment; the possibility that the anticipated benefits of the Merger and SoftBank Investment are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies, or conditions imposed in order to obtain regulatory approvals to complete the Merger and SoftBank Investment; the possibility that the proposed Merger and SoftBank Investment may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the condition to the Merger and SoftBank Investment relating to the completion of exchange offers may not be satisfied, or may be satisfied on different terms than currently proposed; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Revenue	$552,643	$538,484
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	87,460	84,461
Selling, general and administrative	57,130	57,295
Depreciation and amortization	168,880	179,132

Total operating expenses	313,470	320,888

Income from operations	239,173	217,596
Interest expense, net	216,910	246,246
Gain on early extinguishment of debt	—	504
Other income (expense), net	(582)	1,344

Income (loss) before income taxes	21,681	(26,802)
Provision for income taxes	5,389	6,840

Net income (loss)	16,292	(33,642)
Net income attributable to noncontrolling interest	(966)	(928)

Net income (loss) attributable to Intelsat S.A.	$15,326	$(34,570)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$0.14	$(0.29)
Diluted	$0.13	$(0.29)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO EBITDA

($ in thousands)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net income (loss)	$16,292	$(33,642)
Add (Subtract):
Interest expense, net	216,910	246,246
Gain on early extinguishment of debt	—	(504)
Provision for income taxes	5,389	6,840
Depreciation and amortization	168,880	179,132

EBITDA	$407,471	$398,072

EBITDA Margin	74%	74%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Net income (loss)	$16,292	$(33,642)

Add (Subtract):
Interest expense, net	216,910	246,246
Gain on early extinguishment of debt	—	(504)
Provision for income taxes	5,389	6,840
Depreciation and amortization	168,880	179,132

EBITDA	407,471	398,072

Add:
Compensation and benefits	7,669	4,902
Non-recurring and other non-cash items	2,530	6,864

Adjusted EBITDA	$417,670	$409,838

Adjusted EBITDA Margin	76%	76%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2016	As of March 31, 2017
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$666,024	$622,675
Receivables, net of allowance of $54,744 in 2016 and $52,481 in 2017	203,036	197,555
Prepaid expenses and other current assets	55,908	57,203

Total current assets	924,968	877,433
Satellites and other property and equipment, net	6,185,842	6,189,773
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	391,838	381,274
Other assets	365,834	389,896

Total assets	$12,942,009	$12,911,903

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$215,987	$157,503
Taxes payable	16,733	7,544
Employee related liabilities	50,178	28,248
Accrued interest payable	204,840	289,918
Deferred satellite performance incentives	23,455	28,738
Deferred revenue	157,684	161,935
Other current liabilities	64,786	50,743

Total current liabilities	733,663	724,629
Long-term debt, net of current portion	14,198,084	14,209,427
Deferred satellite performance incentives, net of current portion	210,706	228,195
Deferred revenue, net of current portion	906,744	892,608
Deferred income taxes	168,445	172,177
Accrued retirement benefits	186,284	183,178
Other long-term liabilities	148,081	141,221

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,180	1,188
Paid-in capital	2,156,911	2,161,947
Accumulated deficit	(5,715,931)	(5,750,501)
Accumulated other comprehensive loss	(76,305)	(74,741)

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,662,107)

Noncontrolling interest	24,147	22,575

Total liabilities and shareholders’ deficit	$12,942,009	$12,911,903

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2017
Cash flows from operating activities:
Net income (loss)	$16,292	$(33,642)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	168,880	179,132
Provision for doubtful accounts	6,258	(329)
Foreign currency transaction gain	(1,710)	(1,539)
Loss on disposal of assets	—	24
Share-based compensation	7,669	4,902
Deferred income taxes	(2,422)	(1,325)
Amortization of discount, premium, issuance costs and related costs	5,066	11,812
Gain on early extinguishment of debt	—	(504)
Unrealized gains on derivative financial instruments	(764)	—
Amortization of actuarial loss and prior service credits for retirement benefits	840	893
Other non-cash items	1,191	18
Changes in operating assets and liabilities:
Receivables	5,476	6,653
Prepaid expenses and other assets	(11,840)	(6,433)
Accounts payable and accrued liabilities	(15,046)	(39,932)
Accrued interest payable	150,094	85,078
Deferred revenue	25,477	(23,408)
Accrued retirement benefits	(2,413)	(3,106)
Other long-term liabilities	90	70

Net cash provided by operating activities	353,138	178,364

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(227,176)	(178,473)
Purchase of cost method investments	(4,000)	(16,000)
Capital contributions to unconsolidated affiliates	(456)	(3,022)

Net cash used in investing activities	(231,632)	(197,495)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,250,000	—
Debt issuance costs	(19,200)	—
Payments on debt exchange	—	(14)
Dividends paid to preferred shareholders	(2,480)	—
Other payments for satellites	—	(18,333)
Principal payments on deferred satellite performance incentives	(3,971)	(4,570)
Dividends paid to noncontrolling interest	(2,310)	(2,500)
Other financing activities	—	503

Net cash provided by (used in) financing activities	1,222,039	(24,914)

Effect of exchange rate changes on cash and cash equivalents	237	696

Net change in cash and cash equivalents	1,343,782	(43,349)
Cash and cash equivalents, beginning of period	171,541	666,024

Cash and cash equivalents, end of period	$1,515,323	$622,675

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$61,925	$149,724
Income taxes paid, net of refunds	11,630	16,489
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$98,090	$46,775
Capitalization of deferred satellite performance incentives	31,600	27,325

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended March 31,	Three Months Ended March 31,
	2016	2017

Net cash provided by operating activities	$353,138	$178,364

Payments for satellites and other property and equipment (including capitalized interest)	(227,176)	(178,473)

Other payments for satellites from financing activities	—	(18,333)

Free cash flow from (used in) operations	$125,962	$(18,442)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payment for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.